SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to §240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to §240.13d-2

Under the Securities Exchange Act of 1934
(Amendment No.     )*

OpenTable, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68372A 10 4

(CUSIP Number)

September 28, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68372A 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). IAC/InterActiveCorp 59-2712887

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 361,758

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 361,758

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 361,758

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.62%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 68372A 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Barry Diller

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 361,758

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 361,758

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 361,758

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.62%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
(a)	Name of Issuer: OpenTable, Inc.
(b)	Address of Issuer’s Principal Executive Offices: 799 Market Street, 4th Floor San Francisco, CA 94103

Item 2.
(a)

Name of Person Filing:
IAC/InterActiveCorp and Barry Diller.  The persons named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)	Address of Principal Business Office or, if none, Residence: IAC/InterActiveCorp 555 West 18th Street New York, NY 10011 Barry Diller c/o IAC/InterActiveCorp 555 West 18th Street New York, NY 10011
(c)

Citizenship:
The following Reporting Persons are corporations organized under the laws of the state of Delaware:  IAC/InterActiveCorp.

The following Reporting Person is a citizen of the United States:   Barry Diller.

(d)	Title of Class of Securities: Common Stock, par value $0.0001 per share
(e)	CUSIP Number: 68372A 10 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J).
	(k)	☐

Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with

§ 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________.

Not Applicable.
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 361,758
	(b)	Percent of class: 1.62%

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 361,758
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 361,758

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	September 30, 2009

IAC/InterActiveCorp

By:	/s/ Tanya M. Stanich
Name:	Tanya M. Stanich
Title:	Assistant Secretary

/s/ Barry Diller
Barry Diller

Exhibit 1

AGREEMENT

WHEREAS, the undersigned are beneficial owners, as determined pursuant to Rule 13d-3 of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, of certain shares of Common Stock, par value $0.0001 per share, of OpenTable, Inc.

NOW, THEREFORE:

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, this Agreement has been signed by the undersigned as of the 30th day of September, 2009.

IAC/InterActiveCorp

By:	/s/ Tanya M. Stanich
Name:	Tanya M. Stanich
Title:	Assistant Secretary

/s/ Barry Diller
Barry Diller